**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of Company:***

Passu, Inc.

***Legal status of Company:***

***Form:***

Corporation

***Jurisdiction of Incorporation/Organization:***

Delaware

***Date of Organization:***

March 23, 2017

***Physical Address of Company:***

1370 North St Andrews Place, Los Angeles, CA 90028

***Website of Company:***

https://www.dims.world/

***Is there a co-issuer? ___ yes _X_ no.***

***Name of Intermediary through which the Offering will be Conducted:***

OpenDeal Portal LLC dba Republic

***CIK Number of Intermediary:***

0001751525

***SEC File Number of Intermediary:***

007-00167

***CRD Number of Intermediary:***

283874

***Name of qualified third party "Escrow Agent" which the Offering will utilize:***

Prime Trust, LLC

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:***

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:***

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

***Type of Security Offered:***

Crowd SAFE (Simple Agreement for Future Equity)

***Target Number of Securities to be Offered:***

25,000

***Price (or Method for Determining Price):***

$1.00

***Target Offering Amount:***

$25,000

***Oversubscriptions Accepted:***
☑ Yes
☐ No

***Oversubscriptions will be Allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

***Maximum offering amount (if different from Target Offering Amount):***

$1,070,000

***Deadline to reach the Target Offering Amount:***

November 30, 2021

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current Number of Employees:***

| | Most recent fiscal year-end (2020) | Prior fiscal year-end (2019) |
|---|---|---|
| **Total Assets** | $557,605 | $218,526 |
| **Cash & Cash Equivalents** | $158,727 | $60,443 |
| **Accounts Receivable** | $2,067 | $1,082 |
| **Short-term Debt** | $628,121 | $372,461 |
| **Long-term Debt** | $850,665 | $65,000 |
| **Revenues/Sales** | $2,190,282 | $141,221 |
| **Cost of Goods Sold** | $1,271,817 | $149,602 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $(789,494) | $(434,416) |

***The jurisdictions in which the issuer intends to offer the securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

# June 17, 2021

**Passu, Inc.**

Dims.

**Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)**

Passu, Inc. ("**Dims.**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by November 30, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

| | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $100 | $6.00 | $94.00 |
| **Maximum Individual Purchase Amount (3)(4)** | As determined under Regulation CF | 6% | Purchase Amount less Service Fees and Commissions |
| **Target Offering Amount** | $25,000 | $1,500 | $23,500 |
| **Maximum Offering Amount** | $1,070,000 | $64,200 | $1,005,800 |

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in the Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amount to Investors participating in such programs without notice.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

**A crowdfunding investment involves risk. You should not invest any funds in the Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THE OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with the Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.dims.world/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of the Offering may be found at: https://www.republic.co/dims

The date of this Form C is June 17, 2021.

TABLE OF CONTENTS

## ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of the Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

## SUMMARY

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."*

### The Company

Passu, Inc. *dba* Dims. is a direct-to-consumer design company offering furniture and home goods online, incorporated in Delaware as a corporation on March 23, 2017.

The Company is located at 1370 North St Andrews Place, Los Angeles, CA 90028.

The Company's website is https://www.dims.world/.

The Company conducts business in California and sells products through the internet throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/dims and is attached as Exhibit B to this Form C.

### The Offering

| | |
|---|---|
| **Minimum Amount of the Securities Offered** | 25,000 |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 25,000* |
| **Maximum Amount of the Securities Offered** | 1,070,000 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 1,070,000* |
| **Price Per Security** | $1.00 |
| **Minimum Individual Purchase Amount** | $100 + |
| **Maximum Individual Purchase Amount** | As deteremined under Regulation CF |
| **Offering Deadline** | November 30, 2021 |
| **Use of Proceeds** | See the description of the use of proceeds on page 12 hereof. |
| **Voting Rights** | See the description of the voting rights on page 23. |

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in the Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amount to Investors participating in such programs without notice.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

## Risks Related to the Company's Business and Industry

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company launched publicly in November 2018 and we are just beginning to scale our operations. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.***

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue may be adversely affected. The Company depends on its manufacturing partners to remain operational and on the availability of source materials that may be affected by pandemics and other global crises.

***The amount of capital the Company is attempting to raise in the Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, any future lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Current and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.***

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 6,151,550 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We may suffer from a lack of diversification.***

Our business is initially centered around a limited number of products, sold primarily online. Although we may add additional product lines and retail and distribution channels, we face risks associated with our focus on a limited line of products and a limited distribution channel.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant

time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, we are dependent on Eugene Kim, our Founder and CEO. The loss of Eugene Kim or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the network security of our service providers and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our or our service providers' information infrastructure systems or any of our service providers' data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional

investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***The market for the home furnishings industry is highly competitive.***

We may need to compete with other established competitors. We compete with these other businesses on the basis of quality and price of products and/or services offered and overall customer experience. The home furnishings industry is characterized by the continual introduction of new concepts and is subject to rapidly changing customer preferences and legal regulations. The entrance of new competitors into our markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the home furnisings industry. There can be no assurance that such competitors will not be more successful than us, based on imitation or otherwise. Any inability to compete successfully with competitors, shifts in customer preferences away from home furnishings or our inability to develop new products or services that appeal to customers may negatively affect revenues.

***We may be adversely affected by fluctuations in raw materials and energy costs.***

Increases in the prices of the components and raw materials used in our products could negatively affect the sales of our merchandise and our product margins. Changes in prices for raw materials are dependent on a number of factors beyond our control, including macroeconomic factors that may affect commodity prices (including prices for oil, lumber and cotton); changes in supply and demand; general economic conditions; significant political events; labor costs; competition; import duties, tariffs, anti-dumping duties and other similar costs; currency exchange rates and government regulation; and events such as natural disasters and widespread outbreaks of infectious diseases (such as the recent outbreak of COVID-19). In addition, energy costs have fluctuated dramatically in the past and, in recent periods, energy prices have been declining and could experience significant volatility in the near term. Depending on the nature of changes in these different factors that affect our business, we may experience an adverse impact on our business for different reasons including increased costs of operation or decreased product margins.

***We will incur significant expenses due to the implementation of our business strategy.***

We are subject to substantial risks, expenses and difficulties frequently encountered in the implementation of our business strategy. Even if we are successful in developing new products, it may require us to incur substantial, additional expenses, including, without limitation, advertising and promotional costs. Accordingly, we may incur additional losses in the future as a result of the implementation of our business strategy, even if revenues increase. In addition, we hope to experience growth in our operations, which will place significant demands on our management, operational and financial infrastructure. If we do not effectively manage its growth, we may fail to timely deliver products to our customers in sufficient volume, and the quality of our products could suffer, which could negatively affect our operating results. To effectively manage this growth, we will need to hire additional persons, and will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These additional employees, systems enhancements and improvements will require significant capital expenditures and management resources. Failure to implement these improvements could hurt our ability to manage growth and our financial position.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from the Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."***

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications

sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters."

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to the Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to the Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon the Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of the Offering based on the information provided in this Form C and the accompanying exhibits.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in the Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in the Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in the Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.***

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.***

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such

rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.***

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of the Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

***Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.***

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company

may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

***A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.***

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

***There is no present market for the Securities and we have arbitrarily set the price.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

## BUSINESS

### Description of the Business

The Company was formed as a Delaware corporation on March 23, 2017. The Company began revenue-generating operations offering furniture designed by emerging designers on its direct-to-consumer website under the Dims. brand name in November 2018. By the end of 2020, the Company achieved over $2M in annual revenue. To fund its next stage of growth, the Company is seeking to crowdfund up to $1.07M through the Offering. The minimum of $25,000 will be for ongoing operations. A discussion of the Company's business plan can be found on the Offering Page on Intermediary's Portal and at Exhibit B.

If Dims. is able to complete a successful Offering, the principals of the Company have committed to provide or arrange for sufficient financing for the Company to cover the remaining balance of the cost to achieve company objectives. Please also see Exhibit A - Financial Statements for more information.

### Supply Chain

The Company has partnered with various U.S.-based manufacturers with collectively over 200 years of experience in furniture manufacturing, including for established legacy brands. These manufacturing partners are highly selective about whom they work with and Company has developed favorable manufacturing and payment terms with them. The Company also produces furniture through Taiwan-based manufacturers, and procures components from Italy-based manufacturers, and intends to continue building a resilient and diverse supply chain.

### Intellectual Property

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 88-028,594 | DIMS | Standard Character Mark | July 6, 2018 | Dec 4, 2018 | U.S. |

### Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

### Litigation

The Company is not aware of any legal proceeding in which the Company, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

## USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from the Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of the Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary fees | 6% | $1,500 | 6% | $64,200 |
| Product research and development | 20% | $5,000 | 20% | $214,000 |
| Marketing and advertising | 30% | $7,500 | 30% | $321,000 |
| Product sourcing and manufacturing | 20% | $5,000 | 20% | $214,000 |
| Working capital | 24% | $6,000 | 24% | $256,800 |
| **Total** | **100%** | **$25,000** | **100%** | **$1,070,000** |

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of the Offering for any category in excess of ten percent (10%) in the table above.

Product research and development includes, but is not limited to, designer fees, development and prototyping costs.

Marketing and advertising includes, but is not limited to, partnerships, collaborations, public relations, paid advertising, asset and media production, site development and editorial development.

Product sourcing and manufacturing includes, but is not limited to, manufacturing costs, acquisition of designs and sourcing, producing and acquiring products.

Working capital includes, but is not limited to, hiring, operational costs, inventory costs, salaries, technology maintenance and development costs.

## DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Eugene Kim | Founder, CEO | Founder and CEO of Passu, Inc. (2017 – Present) | JD, 2008, University of Southern California |

| | | | |
|---|---|---|---|
| | | | BA, 2001, University of California - Berkeley |
| Vivian Kim | COO | COO of Passu, Inc. (Dec 2020 – Present)<br><br>Director of Operations at NextSeed (Jul 2018 – Dec 2020) | JD, 2009, University of Southern California<br><br>BA, 2005, New York University |

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 7 employees.

## CAPITALIZATION, DEBT AND OWNERSHIP

### Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock (the "**Common Stock**"). At the closing of the Offering, assuming only the Target Offering Amount is sold, 6,151,550 shares of Common Stock will be issued and outstanding.

***Outstanding Capital Stock***

As of the date of this Form C, the Company's outstanding capital stock consists of:

| **Type** | Common Stock |
|---|---|
| **Amount Outstanding** | 6,151,550 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | N/A |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | N/A |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 89.89% |

***Outstanding Options, Safes, Convertible Notes, Warrants***

The Company has the following additional securities outstanding:

| **Type** | SAFE |
|---|---|
| **Securities Outstanding** | $340,000 |
| **Voting Rights** | N/A |
| **Anti-Dilution Rights** | N/A |
| **Other Rights** | N/A |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | N/A |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 6.03% |

| | |
|---|---|
| **Type** | Stock options |
| **Securities Outstanding** | 413,333 |
| **Voting Rights** | N/A |
| **Material Terms** | N/A |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | N/A |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 4.08% |

**Outstanding Debt**

As of the end of the first quarter of 2021, the Company had the following debt outstanding:

| | |
|---|---|
| **Type** | PayPal Loan |
| **Creditor** | WebBank |
| **Amount Outstanding** | $12,875.50 |
| **Interest Rate and Amortization Schedule** | 13.2% (weekly payments) |
| **Description of Collateral** | All assets |
| **Other Material Terms** | N/A |
| **Maturity Date** | May 2021 |

| | |
|---|---|
| **Type** | SBA PPP Loan |
| **Creditor** | The Small Business Administration |
| **Amount Outstanding** | $93,270.73 |
| **Interest Rate and Amortization Schedule** | 1% |
| **Description of Collateral** | All assets |
| **Other Material Terms** | N/A |
| **Maturity Date** | May 2022 (expected to be forgiven) |

| | |
|---|---|
| **Type** | SBA EIDL Loan |
| **Creditor** | The Small Business Administration |
| **Amount Outstanding** | $87,262.06 |
| **Interest Rate and Amortization Schedule** | 3.75% (monthly payments) |
| **Description of Collateral** | All assets |
| **Other Material Terms** | N/A |
| **Maturity Date** | 4/17/2050 |

| | |
|---|---|
| **Type** | Shareholder Loan |
| **Creditor** | Eugene Kim |
| **Amount Outstanding** | $81,000.00 |
| **Interest Rate and Amortization Schedule** | N/A |
| **Description of Collateral** | N/A |
| **Other Material Terms** | N/A |
| **Maturity Date** | N/A |

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Eugene Kim | 6,000,000 common stock | 97.54% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements and the reviewed report by an independent third-party Certified Public Accountant are attached hereto as Exhibit A.**

### Operations

Passu, Inc. *dba* Dims. (the "**Company**") was incorporated on March 23, 2017 under the laws of the State of Delaware, and is headquartered in Los Angeles, CA.

### Liquidity and Capital Resources

The proceeds from the Offering are essential to growing our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

### Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

### Material Changes and Other Information

***Trends and Uncertainties***

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| SAFE | $340,000 | 340,000 SAFE units | Working Capital | 1/1/2020 – 9/16/2020 | Section 4(a)(2) |

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date |
|---|---|---|---|---|
| Stock options | N/A | 413,333 | N/A | 2018 - 2020 |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of the Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

From time to time the Company takes advances from its founder. As of December 31, 2020, the balance of the advances from the founder of the Company, Eugene Kim, was $81,000. These advances have no interest rate or specified maturity date.

# THE OFFERING AND THE SECURITIES

## The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (the **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by November 30, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is in accordance with Reg CF investment limits, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

## Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

## Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such early closing date (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to the Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

**The Securities**

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

***Transfer Agent and Registrar***

The Company will act as transfer agent and registrar for the Securities.

***Not Currently Equity Interests***

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

***Dividends***

The Securities do not entitle Investors to any dividends.

***Definitions***

The "**Valuation Cap**" is $14,000,000.

"**Change of Control**" means the occurrence of any of the following events: (i) any "person" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than one or more Permitted Holders, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any merger or consolidation of the Company, other than a transaction or series of related transactions in which (a) the survivor or transferee is a person that is controlled by one or more Permitted Holders or (b) the holders of the voting securities of the Company

outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting person or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries (as determined on a consolidated basis); provided, however, that the following will not be deemed to involve a Change of Control: (x) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate of the Company and (y) the Company becoming a direct or indirect wholly-owned subsidiary of a holding company with substantially the same ownership capitalization as the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code") or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**First Equity Financing Price**" means (i) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of capital stock sold in the First Equity Financing or (ii) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" means the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans (except any equity incentive or similar plan to be created, or any portion thereof to be increased, in connection with the Equity Financing), (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means: (A) the completion of an underwritten initial public offering of capital stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of capital stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding capital stock of the Company.

"**Permitted Holders**" means Eugene Chae Kim, Vivian Chen Kim, their respective affiliates and any "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) with respect to which such persons own more than 50% of the outstanding voting securities having the right to vote for the election of members of the board of directors (or equivalent thereof).

"**SAFE Price**" means the price per share equal to (i) the Valuation Cap divided by (ii) the Fully Diluted Capitalization.

***Conversion***

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require any shares owned by the Investor to be voted (by the Intermediary) in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

*Conversion Upon the First Equity Financing*

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities (the "**First Equity Financing**"), the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by the First Equity Financing Price.

*Conversion After the First Equity Financing*

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd SAFE to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

*Conversion Upon a Liquidity Event Prior to an Equity Financing*

In the case of an IPO or a Change of Control (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor shall select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount (or a lesser amount, as described below) subject to the following paragraph (the "**Cash-Out Option**") or (ii) a number of shares (rounded down to the nearest whole share) of Common Stock of the Company equal to the Purchase Amount (or a lesser amount, as described below) divided by the quotient of (a) the Valuation Cap divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any SAFEs; and (z) convertible promissory notes.

In connection with the Cash-Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and the holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

*Conversion Upon a Liquidity Event Following an Equity Financing*

In the case of a Liquidity Event following any Equity Financing, the Investor shall select, at the option of the Investor, and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash-Out Option or (ii) a number of shares (rounded down to the nearest whole share) of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investor and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify

Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

Notwithstanding anything to the contrary herein, if the Company's board of directors determines in good faith that delivery of equity securities to the Investor pursuant to the Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors.

***Dissolution***

If there is a Dissolution Event before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company shall pay an amount equal to the Purchase Amount due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then, subject to the preferences applicable to any series of Preferred Stock, the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among (i) the Dissolving Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

***Termination***

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares, whether in capital stock or in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

***Voting and Control***

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

***Anti-Dilution Rights***

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

***Restrictions on Transfer***

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware

that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

***Other Material Terms***

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

## COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

### Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

## DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of the Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. Any documents provided in conjunction with the Offering will be available on the Intermediary site at https://www.republic.co/dims. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C via the Intermediary site, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Eugene Kim
(Signature)

Eugene Kim
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Eugene Kim
(Signature)

Eugene Kim
(Name)

CEO
(Title)

June 17, 2021
(Date)

**EXHIBIT A**

*Financial Statements*

# Passu Inc.

(a Delaware Corporation; dba Dims)

**Unaudited Financial Statements**

Period of January 1, 2019 through December 31, 2020

Reviewed by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

# Financial Statements

## Passu Inc.

Table of Contents

TaxDrop
CPA & Advisor

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 14, 2021

To: Board of Directors of Passu Inc.
Attn: Eugene Kim, CEO

Re: 2020 and 2019 Financial Statement Review
Passu Inc.

We have reviewed the accompanying financial statements of Passu Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019 and December 31, 2020 and the related statements of income, equity, and cash flows for the period of January 1, 2019 through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Passu Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

**PASSU INC.**
**BALANCE SHEET**
**As of December 31, 2020 and 2019**
**(Unaudited)**

| | 2020 | 2019 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 158,727 | $ 60,443 |
| Accounts receivable | 2,067 | 1,082 |
| Inventory | 331,717 | 154,902 |
| Prepaid expenses | 65,094 | 2,101 |
| **TOTAL CURRENT ASSETS** | **557,605** | **218,526** |
| **PROPERTY AND EQUIPMENT** | | |
| Property and equipment | 28,515 | 6,562 |
| Accumulated depreciation | (4,593) | (13,104) |
| **TOTAL PROPERTY EQUIPMENT** | **23,922** | **(6,542)** |
| **OTHER ASSETS** | | |
| Intangible assets | 220,466 | 55,950 |
| Accumulated amortization | (33,127) | (900) |
| **TOTAL OTHER ASSETS** | **187,338** | **55,050** |
| **TOTAL NON-CURRENT ASSETS** | **211,261** | **48,508** |
| **TOTAL ASSETS** | **$ 768,865** | **$ 267,034** |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Accounts payable | 271,184 | 12,390 |
| Credit card | 28,995 | 59,964 |
| Accrued royalties | 14,051 | - |
| Accrued expenses | 55,787 | 32,226 |
| Short Term Loans | 39,548 | 69,176 |
| SBA - PPP loan | 93,043 | - |
| Sales tax payable | 16,412 | 7,801 |
| Unearned revenue | 109,100 | 190,904 |
| **TOTAL CURRENT LIABILITIES** | **628,121** | **372,461** |
| **LONG-TERM LIABILITIES** | | |
| Accrued Expenses – Payables Financing | 683,183 | - |
| SBA loan | 86,483 | - |
| Loan from shareholder | 81,000 | 65,000 |
| **TOTAL LONG TERM LIABILITIES** | **850,665** | **65,000** |
| **TOTAL LIABILITIES** | **$ 1,478,786** | **$ 437,461** |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock, authorized 10,000,000 shares, par $0.00001 6,159,150 and 6,135,800 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively | 62 | 61 |
| Additional paid in capital | 369,913 | 359,913 |
| SAFEs | 340,000 | 100,000 |
| Retained earnings | (1,419,896) | (630,401) |
| **TOTAL STOCKHOLDERS' EQUITY** | **$ (709,921)** | **$ (170,427)** |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | **$ 768,865** | **$ 267,034** |

**PASSU INC.**
**STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2020 and 2019**
**(Unaudited)**

| | 2020 | 2019 |
|---|---|---|
| **Revenues** | 2,190,282 | 141,221 |
| **Cost of Revenues** | 1,271,817 | 149,602 |
| **Gross Profit (Loss)** | **$ 918,466** | **$ (8,382)** |
| **Operating Expenses** | | |
| Wage, benefits & employee related costs | 243,321 | - |
| General & administrative | 201,847 | 141,412 |
| Research & development | 88,591 | 67,558 |
| Sales & marketing | 1,081,511 | 213,710 |
| **Total Operating Expenses** | **1,615,270** | **422,680** |
| **Income (Loss) from Operations** | **(696,804)** | **(431,061)** |
| **Other Income / (Expenses)** | | |
| Other income | 10,761 | 1,830 |
| Depreciation | (23,031) | (13,059) |
| Amortization expense | (2,352) | (810) |
| Interest expense | (74,684) | (6,534) |
| Other expenses | (3,385) | 15,219 |
| **Total other income/expense** | **(92,690)** | **(3,354)** |
| **Net Income (Loss)** | **$ (789,494)** | **$ (434,416)** |

**PASSU INC.**
**STATEMENT OF STOCKHOLDERS' EQUITY**
**For the Year Ended December 31, 2020 and 2019**
**(Unaudited)**

| | Common Stock (Shares) | Common Stock (Value) | Additional Paid in Capital | SAFEs | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| **Balance - December 31, 2018** | **6,037,400** | **$ 60** | **$ 359,913** | **-** | **$ (195,986)** | **$ 163,988** |
| Exercise of Stock Option | 98,400 | 1 | | | | **1** |
| Issuance of SAFEs | - | - | - | 100,000 | - | **100,000** |
| Net income (loss) | - | - | - | - | (434,416) | **(434,416)** |
| **Balance - December 31, 2019** | **6,135,800** | **$ 61** | **$ 359,913** | **$ 100,000** | **$ (630,401)** | **$ (170,427)** |
| Exercise of Stock Option | 23,350 | 1 | | | | **1** |
| Owners Contribution | | | 10,000 | | | **10,000** |
| Issuance of SAFEs | - | - | - | 240,000 | - | **240,000** |
| Net income (loss) | - | - | - | - | (789,494) | **(789,494)** |
| **Balance - December 31, 2020** | **6,159,150** | **$ 62** | **$ 369,913** | **$ 340,000** | **$ (1,419,896)** | **$ (709,921)** |

**PASSU INC.**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2020 and 2019**
**(Unaudited)**

| | 2020 | 2019 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net income (loss) | **(789,494)** | **(434,416)** |
| Adjustments to reconcile net income (loss) to net cash provided by operations: | | |
| Depreciation & amortization | 23,716 | 13,536 |
| Increase (Decrease) in operating assets and liabilities: | | |
| Accounts receivable | (985) | (1,082) |
| Inventory | (176,815) | (95,287) |
| Prepaid expenses | (62,993) | 699 |
| Accounts payable | 258,794 | 12,390 |
| Credit card | (30,969) | 87,658 |
| Accrued royalties | 14,051 | - |
| Accrued expenses | 23,561 | 31,799 |
| Sales tax payable | 8,611 | 7,801 |
| Unearned revenue | (81,804) | 184,254 |
| **NET CASH USED BY OPERATING ACTIVITIES** | **(814,327)** | **(192,647)** |
| **INVESTING ACTIVITIES** | | |
| Purchase of property and equipment | (21,953) | (4,773) |
| Purchase of intangible assets | (164,516) | - |
| **NET CASH USED IN INVESTING ACTIVITIES** | **(186,469)** | **(4,773)** |
| **FINANCING ACTIVITIES** | | |
| Short Term Loans | (29,628) | 69,176 |
| SBA - PPP loan | 93,043 | - |
| Accrued Expenses – Payables Financing | 683,183 | - |
| SBA loan | 86,483 | - |
| Loan from shareholder | 16,000 | 65,000 |
| Issuance of SAFEs | 240,000 | 100,000 |
| Owners contribution | 10,000 | - |
| **NET CASH PROVIDED BY FINANCING ACTIVITIES** | **1,099,081** | **234,176** |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | **98,285** | **36,756** |
| **CASH AND CASH EQUIVALENTS - beginning of year** | 60,443 | 23,687 |
| **CASH AND CASH EQUIVALENTS - end of year** | **158,727** | **60,443** |

**PASSU INC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2020 AND 2019**

NOTE 1 – NATURE OF OPERATIONS

Passu Inc., also known as 'Dims' (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on March 22, 2017. The Company is a direct-to-consumer furniture manufacturer with the modest goal of offering "good design" at the fairest possible price. The Company's headquarters are in Los Angeles, California. The company began operations in 2018.

Since Inception, the Company has relied on contributions from owners, the issuance of convertible notes, and securing loans to fund its operations. As of December 31, 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 12). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 13), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $158,727 and $60,443 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020 and December 31 2019, the Company had $2,067 and $1,082 in accounts receivable, respectively.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment exist in the form of manufacturing tooling and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Intangible Assets

Intangible assets with a finite life consist of website development and are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is 10 years.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2020 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and December 31, 2019, the unrecognized tax benefits accrual was zero. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020 and December 31, 2019. The Company is taxed as a “C” Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling home furniture. The Company’s payments are generally collected upfront. The Company has deferred revenue totaling $109,100 and $190,904 on December 31, 2020 and 2019, respectively, for orders that have been paid but the performance obligations have not been met.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $1,081,511 and $213,710, respectively, for the years ended December 31, 2020 and 2019.

Deferred Cash Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period. The Company is currently evaluating the effect that issued stock options have on its compensation expense.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

Inventories consist of finished good furniture, the balance at December 31, 2020 and 2019 is $331,717 and $154,902, respectively.

NOTE 4 – FIXED ASSETS AND INTANGIBLES

Fixed assets at December 31, 2020 and 2019 consists of the following:

| | **2020** | **2019** |
|---|---|---|
| Computer | 18,775 | 0 |
| Equipment | 9,740 | 6,562 |
| Website development | 220,446 | 55,950 |
| Accumulated Depreciation/Amortization | (37,720) | (14,004) |
| Total | $ 211,261 | $ 48,508 |

Depreciation and amortization expenses totaled $25,383 and $13,869 for the years ended December 31, 2020 and 2019, respectively.

NOTE 5 – LOANS

In 2020 and 2019 the Company entered loan agreements for a total of $100,000 and $120,000, respectively.

In May 2020, the Company entered a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration for a total of $97,430. The loan matures in May 2022 and has an interest rate of 1.00%. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment. Payments of the Loan begin in 2021.

In April 2020, the Company entered an Economic Injury Disaster Loan ("EIDL Loan") through the Small Business Administration for a total of $84,300. Interest accrues at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date of each advance. Installment payments, including principal and interest, are due monthly beginning twelve months from the date of the SBA Note. The balance of principal and interest is payable thirty years from the date of the SBA Note.

NOTE 6 – PAYABLES FINANCING (SETTLE)

The Company uses Settle, a working-capital solution that allows for the Company to optimize cash flow by paying vendors on its behalf. The Company has a long-term arrangement with Settle and does not plan to remit payment on its balance owed within the next 12 months. There is currently no determined maturity date. As of December 31, 2020 and December 31, 2019, the Company's balance owed to Settle was $683,183 and $0 respectively.

NOTE 7 – RELATED PARTY

From time to time the Company takes advances from members. As of December 31, 2020, and 2019, the balance of the advances from related parties was $81,000 and $65,000, respectively. These advances have no interest rate or specified maturity date.

NOTE 8 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 9 – EQUITY

Common Stock

The Company authorized 10,000,000 shares of common stock at $ 0.00001 par value.

The Company issued 23,350 and 98,400 shares in Common from exercise of stock options in December 31, 2020 and December 31, 2019, respectively. As of December 31, 2020 and 2019, the Company had 6,159,150 and 6,135,800 shares of common stock outstanding, respectively.

Additional Paid-In Capital – SAFEs

In 2019 and 2020, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $100,000 and $340,000, respectively. The SAFEs are automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of 85% of the price per unit of capital stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a valuation cap of $8,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

NOTE 10 – EQUITY-BASED COMPENSATION

In 2017, the Company adopted a 2017 Stock Option and Grant Plan (“2017 Plan”) which permits the grant or option of shares to its employees for up to 1,000,000 shares of common stock.

As of December 31, 2020 and 2019 there were 413,333 and 647,083 options issued and outstanding, respectively. In 2020 and 2019 a total of 23,350 and 98,400 options were exercised, respectively. As of December 31, 2020, 568,000 stock options were cancelled due to forfeitures.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons’ contributions to the performance of the Company and will align their interests with the interests of the Company’s stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company’s stock at the date of grant or option date. Stock awards generally are vested upon grant.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020 and December 31,2019.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 12 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 13 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the “Crowdfunded Offering”) up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the “Intermediary” aka “Republic” or “Republic.co”). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management’s Evaluation

Management has evaluated subsequent events through May 14, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT B**

*Offering Page found on Intermediary's Portal.*

Republic

**Company Name**

Dims.

**Logo**

**Headline**

Contemporary furnishings from the world's top emerging designers

**Hero Image**


Dims.

**Tags**

Minority Founders, Consumer Goods, B2C, Design, $1M+ revenue

**Pitch text**

## Summary

- $2.2M revenue in 2020 (+1,450% from 2019)
- $449K revenue in Dec 2020 (+2,040% from Jan 2020)
- Products featured in AD, Dwell, Esquire, NYT, Vogue, Wallpaper*, WSJ, etc.
- $722 AOV in 2021 (2.5x AOV in 2018) + net profit on first purchase
- Demand increase and stable supply chain amidst COVID-19

## Problem

# America has a furniture problem

American furniture is generic, disposable or artificially priced for discounting — and often all of the above. Industry insiders blame this problem on the appetites of American consumers. As a result, large conglomerates continue to flood America with a sea of sameness, and rely heavily on seasonal discounts to drive sales.

It's not like this in other creative fields. In fashion, film/TV, food and music, Americans can choose from a dizzying array of indie options reflecting their personal identities and values. But when it comes to furnishing your home — arguably the most personal place in your life — where do you turn?



## Solution

# Heirloom-quality furniture by the world's top emerging designers

### Award-Winning Designers



Dims. (shorthand for "dimensions") collaborates with top emerging designers from around the world. We license original, yet timeless, designs from award-winning independent designers and produce them exclusively for our own customers.

**Top Manufacturers**

85% of Dims. furniture is made in the U.S.A. by the same leading factories that produce high-end furniture for design heavyweights such as Herman Miller and Design Within Reach. Their combined experience stretches across centuries, resulting in quality levels that are considered the benchmarks for domestic furniture manufacturing.



**Win-Win Economics**



By selling 100% direct-to-consumer and minimizing inventory risk through just-in-time manufacturing, Dims. is able to give Americans access to distinctive, timeless furniture without paying up to 13x markups.

For every product sold, we share 10% of profits with our designers. At scale, this model offers sustainable economic opportunities to independent designers, including up-and-coming, underrepresented talent.

### Product

## New-Century Modern

### Contemporary Design

Dims. works exclusively with present-day designers to develop new, contemporary furniture. We do not reproduce, reissue or rehash designs from bygone eras.



### Lean Manufacturing

85% of Dims. furniture is domestically produced through a combination of American craftwork, cutting-edge industrial machinery, and waste-minimizing lean manufacturing practices. This allows us to release limited editions with cult designers, which sell out in minutes.





A minority of Dims. furniture is produced in Taiwan at metal factories with decades of experience manufacturing for top European design brands.





### Sustainable Materials

All of our materials meet the most stringent sustainability standards and earn the most rigorous environmental certifications.

## Wood



Solid wood sourced from sustainably managed forests that are certified by the Appalachian Hardwood Manufacturers.

Safe, non-toxic finishes that are GREENGUARD-certified — independently tested to meet the world's most stringent standards for low chemical emissions.

## Upholstery



GREENGUARD Gold-certified textiles, composed mostly from natural materials.

Low-VOC foams certified by the CertiPUR-US program — 100% free of formaldehyde, ozone-depleting chemicals, PBDEs, mercury, lead, and other heavy metals.

## Metal



Powder-coated steel containing zero VOCs and



heavy metals like lead or chromium.

View product details for Seating, Tables, Storage and Accessories.

### Traction

## Transformative 2020: 20x growth in monthly revenue + $2.2M annual revenue in Year 2 of business

Despite the challenges faced by all retail companies during COVID-19, Dims. has seen an explosive uptick in customer demand and maintained a stable, resilient supply chain. With limited fundraising during the pandemic:

- Annual revenue grew **1,450%** from 2019 ($141,000) to 2020 ($2.2 million)
- Monthly revenue grew **2,040%** from January 2020 ($21,000) to December 2020 ($449,000)


$900,000
$675,000
$450,000
$225,000
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020

### Customers

## Our early adopters can't contain themselves

We've earned **rave reviews** from loyal customers:

"It's FINALLY changing.
It's so exciting! The future of American design is looking good. Because now there are companies like Dims."



★★★★★

*Ana Maria M.*
*Raleigh, NC*
*Design Boutique Owner*



★★★★★

*Harry L.*
*San Francisco, CA*
*Industrial Designer*

"As a designer myself, I'm constantly looking for new unique pieces to add to my home. When I found Dims and saw the Caldera coffee table I knew I had to have it immediately."

"I am so proud of us for going for the green, it looks so badass and it's really well made. This has to be one of our favorite home-buys ever."



★★★★★

*Noah S.*
*Brooklyn, NY*
*Photographer*



★★★★★

*Lin Z.*
*Los Angeles, CA*

"Amazing, beautiful, wonderful.
I actually got a cheaper chair before this trying to save money and ended up wasting a couple hundred on something that fell apart in under a year. So don't be like me, just invest in this quality piece from the start!"

When our customers describe Dims., their words are meaningful:


Design
Originality
Sleek
Beautiful
Minimalism
Approachable
Functionality
Human
Usability
Playful
Colors
Unique
User-Centric
Quality
Thoughtfulness
Sustainable
Beautifully Crafted
Considered
Heirloom Quality
Well-Designed
Curated
Value
Emerging
Simplicity
Storytelling
Well Executed
Collaborations
Smart
Stunning
Well Made
Consistent
Innovative
Familiar
Utility
Independent Designers
Unpretentiousness
Modern
Practical
Elegant
Not Too Trendy
Authentic
Transparency
Fresh
Craftsmanship
Timeless
Commitment
Fair
Stylish
Universal

As brand awareness rises, Dims. has increasingly been tapped by world-renowned **architects and interior designers** to furnish their clients' hotels, offices and other commercial spaces.

**Business Model**

## Profitable unit and customer economics

- Dims. is profitable on first purchase with a strategic roadmap to LTV/CAC over 8.
- Our products retail competitively from $175 and up.

| | 2020 | 2021 | 2022 |
|---|---|---|---|
| Average order value[1] | $556 | $708 | $880 |
| Gross margin[2] | 49% | 53% | 55% |
| Customer acquisition cost (CAC) | $181 | $185 | $189 |
| Lifetime purchase[3] | 2.8 | 3 | 3.2 |
| Net lifetime value (LTV) | $763 | $1,126 | $1,549 |
| LTV/CAC | 4.2 | 6.1 | 8.2 |

*All forward-looking figures (including all lifetime figures) are projections and not guarantees

[1] Growth based on product pipeline of high-AOV SKUs and bundles
[2] After COGS and shipping costs
[3] Estimated over 36 months; growth factors in high repeat rate of B2B customers

**Market**

# A perfect storm of economic trends

There has never been a better time to grow in the online home furnishings space, due to powerful macro trends:



Online spending on home furnishings has skyrocketed, shattering retail records.


36%

Millennials have become the largest (36%) home-buying group in America.


45%

By 2025, 45% of the luxury market will comprise Millennials and Gen Z.

The global online home decor market is projected to grow by **$83 billion** during 2020-2024, at a **13% CAGR**. Dims. is poised to capitalize on this growth during the next Roaring '20s.

# Residential × Commercial

Unlike pure-play DTC, Dims. is also penetrating a **'resimercial'** market driven by architects and interior designers. As the pandemic ebbs and public spaces reopen, our B2B sales are set to accelerate.


Residential
Furnishings
$60B*
Dims.
Commercial
Furnishings
$16B**
*Millenial U.S. households only
**BIFMA office furniture only (excludes hospitality)

**Competition**

## Authentic values stake out new territory

Dims. is different by design. We are committed to growing a stable ecosystem of diverse collaborators, in service of a more equitable design industry. We also abide by lean, sustainable business practices that don't rely on artificial discounts to drive sales.


Lean, Sustainable
Retail
Dims.
Risk-Averse
Design
DTC Brands
Diverse,
Independent
Design
West Elm
Pottery Barn
Crate & Barrel
RH Modern
Traditional High-End
Design Brands
Amazon
Wayfair
Discount
Retail

The open secret in the furniture industry is that most companies depend on discounts for profitable sales. Discounts, voluminous inventory, high overhead costs and middlemen fees mean that markups can swell to **13x** or more. To achieve the needed markups, companies must produce cheaply (with corresponding item quality), artificially inflate retail prices or, too often, both.

This transactional mindset also affects product design. **Have you ever wondered why all American furniture looks the same?** One of the biggest reasons is that retailers and brands who sink huge amounts of capital into inventory are understandably risk-averse. As a result, design isn't employed to push boundaries or promote cultural dialogue. It's used to drive transaction volume and minimize risk.


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Dims. operates differently. Working with just-in-time factories, we can offer products made-to-order (or close) with reasonable lead times, ensuring less waste while holding little to no inventory. By taking preorders, we can match supply with actual demand. This winning combination translates to lower, more honest markups (offsetting the higher cost of top-tier domestic production) and a retail model that is both environmentally and operationally sustainable.

Partnering with lean manufacturers and honing our preorder model also enable us to take more chances on up-and-coming designers from diverse backgrounds. Our furniture should reflect the way we want to live, not dictate conformity.

### Vision

## Standard bearer for diversity in design + Certified B Corp by 2025

Dims. started in 2018 with the modest goal of offering "good design" at the fairest possible price. Since then, the support of our customers, partners and advisors has emboldened us to work toward a future that is much more **equitable, eclectic** and **dynamic.**

As part of our efforts, our team has made concrete, time-bound commitments to be fulfilled before 2025. With your investment, we will:

1. Dedicate **15% of our total** purchasing power to supporting Black-owned businesses.

2. Certify as a **B Corporation** to help set standards for creating more positive social and environmental impact, and track our performance over time.

3. Disclose all ingredients, sourcing and life cycle information on ILFI Declare labels for **100% of products** developed by Dims.

## Continuous improvement

In the short term, we plan to use the proceeds from this round for:

**1. Calculated New Hires**

Make key hires in Operations, Web, Customer Experience, Marketing and Business Development.

**2. Physical Showrooms and Retail Pop-ups**

Open physical retail showrooms in key markets with large customer bases.



**3. High-Level Editorial Content**

## Expand our audience via independent editorial content highlighting the stories and successes of diverse creatives.


Tout
Making It






COLOR

**4. More SKUs**

Launch more SKUs and bundles in order to furnish entire rooms/homes.






**Investors**

## Minimal funding to date

This is our first substantive round of funding. Prior to your investment, the company was largely bootstrapped by the founder, family and friends. A small pool of angel investors bet on the company just before the pandemic, including the scout fund of LA's largest and longest-serving venture capital fund, **Upfront Ventures**.

We have also benefited from the support of:



### Our Vendors

Many of whom performed services in exchange for equity



### Our Designers

Who contributed their creative talents without upfront compensation



### Our Manufacturers

Who shared know-how and extended favorable payment terms

We are tremendously grateful to all of them and proud to have them as our long-term partners.

## Founders

# Defining Dims.

Dear Republic investors,

Over the first two years of Dims.'s journey, I often struggled with articulating our purpose. I met with a dozen or so brand agencies, ranging from shiny, expensive notables to affordable, slightly forlorn no-names, but I never bought what they were selling because they never truly "got" Dims.

At the beginning of the pandemic, however, I met a strategist who understood how a company's identity can be (and, in my biased view, absolutely should be) an extremely personal ideal. Together, we worked to untangle the skein of ideas, dreams and traumas that shaped Dims. This work changed the trajectory of the company, and I consider myself lucky to have undertaken it.

During this process, I came to the surprising realization that Dims. was born not from a "pain point" but from a deeply personal pain stretching all the way back to my childhood. My father was an entrepreneur, as are most of the women and men in my family. As a young Korean man, barely 18 years old, equipped with no money and hardly any English, he arrived in 1950s America full of verve and ambition. Needless to say, he met racial prejudice to a degree that most contemporary Asian-Americans could not fathom bearing. Growing up in the '80s and '90s, in a much more privileged and progressive milieu, I experienced my share of casual racism and ethnic bias. None of it could hold a candle to my father's experience, but its byproducts were simmering shame and indignation that have dogged me my entire life. These negative emotions have fueled a lifelong obsession with "success" and "winning" through relentless, often joyless, competition. I now understand my father in a way that was impossible for me

growing up.

The hollowness of success was never more evident than last year, when Dims. saw 20x growth amidst the greatest human suffering of the last hundred years. As our numbers soared, so did the number of lives erased during the pandemic — including the life of my father. At times, the dissonance of our trajectory made me question its validity; other times, I shrugged and took solace in the revenue. After all, revenue is the purpose of a business... right?

As a matter of fact, no. Money can be made in a thousand generic ways but the true purpose of a business, if it has one, serves its identity. Dims. works with a diverse pool of designers, not as a so-called “ally,” but to heal personal wounds — wounds from the insults of racism, classism and elitism felt directly or empathically since childhood. Dims. sells residential furniture direct-to-consumer, not to “cut out the middleman,” but to assuage the shame of a teenager too embarrassed to invite friends to his home because of its shabbiness. Dims. is a design brand, not because design is “aesthetic,” but because design is a vehicle for culture — in this case, a redemptive culture of inclusion, access and equity. Fittingly, these values underpin our vision for design in the 21st century, not the mid-century of my father’s youth.

If these values are not important to you, I urge you not to invest in our company. If they resonate with you, I wholeheartedly invite you to join us in our mission to democratize design.

Looking forward,

Eugene Kim
Founder & CEO / Dims.

---

Eugene Kim was previously Head of Product at NextSeed, the first investment crowdfunding platform to be registered with the SEC and approved by FINRA under Title III of the JOBS Act.

Before that, he practiced law for several years as a finance attorney at international law firms, advising private equity sponsors, mezzanine investors and institutional lenders on leveraged buyouts and other financing matters.

**Team**

| | | |
|---|---|---|
|  | Eugene Kim | Founder & CEO |
|  | Vivian Kim | COO |
|  | Mimi Tang | Art Director |
|  | George Zeigler | Product Manager |
|  | Andrew Bannar | Product Developer |
|  | Sam Rosenberg | Product Developer |
|  | Diana McGrail | Manager, Ecommerce Operations |
|  | Melody Park | Content Manager |
|  | Natalia Torija | Editor |

**Perks**

| | |
|---|---|
| **$100** | 1/500 chance to win bestselling Eave Desk or Composed Vanity II (winner's choice) |
| **$250** | 1/300 chance to win bestselling Eave Desk or Composed Vanity II (winner's choice) $25 gift certificate |
| **$500** | 1/200 chance to win bestselling Eave Desk or Composed Vanity II (winner's choice) $25 gift certificate 1 year of Dims. Premium Membership: TOUT Magazine subscription ($45 value), VIP preorder access, complimentary shipping upgrades for sofas, input on new products, members-only giveaways, trade-ins for new releases |

| | |
|---|---|
| **$1,000** | 1/100 chance to win bestselling Eave Desk or Composed Vanity II (winner's choice) 1 year of Dims. Premium Membership: TOUT Magazine subscription ($45 value), VIP preorder access, complimentary shipping upgrades for sofas, input on new products, members-only giveaways, trade-ins for new releases Complimentary set of Composed Trays ($150 value), shipping within continental U.S. |
| **$1,500** | 1/50 chance to win bestselling Eave Desk or Composed Vanity II (winner's choice) 1 year of Dims. Premium Membership: TOUT Magazine subscription ($45 value), VIP preorder access, complimentary shipping upgrades for sofas, input on new products, members-only giveaways, trade-ins for new releases Complimentary Word Table Light ($210 value), shipping within continental U.S. |
| **$2,000** | 1/50 chance to win bestselling Eave Desk or Composed Vanity II (winner's choice) 1 year of Dims. Premium Membership: TOUT Magazine subscription ($45 value), VIP preorder access, complimentary shipping upgrades for sofas,input on new products, members-only giveaways, trade-ins for new releases Complimentary set of Composed Trays ($150 value), shipping within continental U.S. Complimentary Word Table Light ($210 value), shipping within continental U.S. |
| **$5,000** | 1/20 chance to win Eave Desk or Composed Vanity II 1 year of Dims. Premium Membership: TOUT Magazine subscription ($45 value), VIP preorder access, complimentary sofa shipping upgrades, new product input, members-only giveaways, trade-ins for new releases Complimentary Composed Trays ($150 value), shipping within continental U.S. Complimentary Word Table Light ($210 value), shipping within continental U.S. Complimentary Rove Side Table ($175 value), shipping within continental U.S. |
| **$10,000** | 3 years of Dims. Premium Membership: TOUT Magazine subscription ($45 value/year), VIP preorder access, complimentary shipping upgrades for sofas, input on new products, members-only giveaways, trade-ins for new releases Your choice of Dims. products up to $1,100 retail value (excluding limited editions, shipping within continental U.S.) |
| **$25,000** | Lifetime Dims. Premium Membership: TOUT Magazine subscription ($45 value/year), VIP preorder access, complimentary shipping upgrades for sofas, input on new products, members-only giveaways, trade-ins for new releases Your choice of Dims. products up to $2,500 retail value (excluding limited editions) |
| **$50,000** | Lifetime Dims. Premium Membership: TOUT Magazine subscription ($45 value/year), VIP preorder access, complimentary shipping upgrades for sofas, input on new products, members-only giveaways, trade-ins for new releases Your choice of Dims. products up to $6,000 retail value (excluding limited editions) |
| **$100,000** | Lifetime Dims. Premium Membership: TOUT Magazine subscription ($45 value/year), VIP preorder access, complimentary shipping upgrades for sofas, input on new products, members-only giveaways, trade-ins for new releases Your choice of Dims. products up to $6,000 retail value 1 item of choice with customization options Summit with product team and founder |

**FAQ**

**How do I earn a return?**

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

**EXHIBIT C**

*Form of Security*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

**PASSU, INC.**

**Crowd SAFE**
**(Crowdfunding Simple Agreement for Future Equity)**

**Series 2021**

THIS CERTIFIES THAT in exchange for the payment by $investor_name$ (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about $crowd_safe_date$, Passu, Inc., a Delaware corporation dba Dims. (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $12,000,000.

See Section 2 for certain additional defined terms.

**1. Events**

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) (the "**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (A) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (B) issue to the Investor a number of shares of the CF Shadow Series related to the Capital Stock issued in the First Equity Financing. Such number of shares shall equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (A) continue the term of this Crowd SAFE without converting the Purchase Amount to

Capital Stock; or (B) issue to the Investor a number of shares of the CF Shadow Series related to the Capital Stock issued in the Subsequent Equity Financing. Such number of shares shall equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii) If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd SAFE to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount, as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor shall select, at its option, within thirty (30) days of receiving notice thereof (whether actual or constructive), either (A) to receive a cash payment equal to the Purchase Amount (or a lesser amount, as described below) or (B) to receive from the Company a number of shares (rounded down to the nearest whole share) of Common Stock equal to the Purchase Amount (or a lesser amount, as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor shall select, at its option, within thirty (30) days of receiving notice thereof (whether actual or constructive), either (A) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (B) to receive from the Company a number of shares (rounded down to the nearest whole share) of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding anything to the contrary herein, if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to clause (i) or (ii) of Section 1(b) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary

information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the applicable Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in this Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company shall pay an amount equal to the Purchase Amount due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then, subject to the preferences applicable to any series of Preferred Stock, the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among (i) the Dissolving Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

## 2. Definitions

"**Affiliate**" means, with respect to any person, any other person directly or indirectly controlling, controlled by, or under common control with, such person as of the date on which, or at any time during the period for which, the determination of affiliation is being made.

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" means, with respect to an Equity Financing, a non-voting series of Capital Stock that is otherwise identical in all respects to the Capital Stock (whether Preferred Stock or another class issued by the Company) issued in such Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that: (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; (ii) each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law, and acknowledges that entering into such proxy agreement is a condition of receiving shares of the CF Shadow Series and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and (iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means the occurrence of any of the following events: (i) any "person" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than one or more Permitted Holders, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any merger or consolidation of the Company, other than a transaction or series of related transactions in which (a) the survivor or transferee is a person that is controlled by one or more Permitted Holders or (b) the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting person or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries (as determined on a consolidated basis); provided, however, that the following will not be deemed to involve a Change of Control: (x) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate of the Company and (y) the Company becoming a direct or indirect wholly-owned subsidiary of a holding company with substantially the same ownership capitalization as the Company.

"**Common Stock**" means the common stock, par value $.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 in cash (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of Preferred Stock at a fixed pre-money valuation.

"**First Equity Financing Price**" means (i) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of Capital Stock sold in the First Equity Financing or (ii) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" means the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans (except any equity incentive or similar plan to be created, or any portion thereof to be increased, in connection with the Equity Financing), (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (i) the Valuation Cap divided by (ii) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Permitted Holders**" means Eugene Chae Kim, Vivian Chen Kim, their respective Affiliates and any "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) with respect to which such persons own more than 50% of the outstanding voting securities having the right to vote for the election of members of the board of directors (or equivalent thereof).

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (i) the Valuation Cap divided by (ii) the Fully Diluted Capitalization.

**3. Company Representations**

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to

the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of: (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(f) The Company has engaged, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(g) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

**4. Investor Representations**

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy,

insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if

Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including: (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor, result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

**5. Transfer Restrictions**.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family

of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THIS INSTRUMENT MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

## 6. Miscellaneous

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investor's Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any

other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, CA. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**PASSU, INC.**

By:
Name: Eugene Kim
Title: CEO
Address: 1370 N St. Andrews Pl, Los Angeles, CA 90028
Email: legal@dims.world

**INVESTOR:**
By:
Name:

**Exhibit A – CF Shadow Share Proxy**

## Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "**Crowd SAFE**") dated $crowd_safe_date$ between Passu, Inc., a Delaware corporation dba Dims. (the "**Company**") and $investor_name$ ("**Investor**"). In connection with a conversion of Investor's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Investor and OpenDeal Portal LLC (the "**Intermediary**") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Investor as of the date of this Irrevocable Proxy or any subsequent date (the "**Shares**"), Investor hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Investor) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Investor at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Investor arising out of the Intermediary's exercise of this irrevocable proxy. The Investor expressly acknowledges and agrees that (i) the Investor will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Investor waives and relinquishes any claim, right or action the Investor might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Investor agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Investor represents and warrants to the Intermediary as follows:

   a) The Investor has all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Investor and constitutes such Investor's legal and valid obligation enforceable against the Investor in accordance with its terms.

   b) The Investor is the record owner of the Shares and the Investor has plenary voting and dispositive power with respect to such Shares; the Investor owns no other shares of the capital stock of the

Company; there are no proxies, voting trusts or other agreements or understandings to which such Investor is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Investor has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Investor acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Investor and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Investor wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Investor hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Investor.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

| **INVESTOR:** | **INTERMEDIARY:** |
| --- | --- |
| By: | By: |
| Name: | Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic |
| Date: | Date: |

**EXHIBIT D**

*Video Transcript*

*We are pragmatists turned idealists.*

*Who we work with is important.*

*Our Designers*
*Our Creative Community*
*Our Manufacturers*

*We want the future of design to look different from its past.*

*Invest in us.*

**EXHIBIT E**

*"Testing the Waters" Communications*

See attached.


SPECIFY & ORDER ONLINE
EXCLUSIVE to the TRADE
DMITRIYCO.COM

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industry insider | Jun 17, 2021 |

Is crowdfunded investment the next route for democratized design?



By Caroline Bourque

It's no secret that we're in the middle of a tech-fueled investment mania. Apps like Robinhood, which feature free trading and easy-to-use interfaces, have opened up the stock market to a new generation of everyday consumers—and they're obsessed (if the GameStop madness is any indication, maybe *too* obsessed). The demand for investment vehicles is so strong that it has spilled over from traditional stocks and into increasingly esoteric assets. There are now dozens of platforms that enable customers to buy fractional shares of everything from real estate to rare sneakers. A platform called Rally even allows investors to own a stake in a 1776 broadside print of the Declaration of Independence. Why not a furniture startup?

Direct-to-consumer home brand Dims is well-poised to tap into this kind of excitement around investing. The company was founded at the tail end of 2018, starting off quietly and largely self-funded. Then came 2020, with people spending time at home and shopping online more than ever—the perfect combination to fuel growth for the brand, which boasts a limited assortment of highly stylized contemporary furniture pieces and home accessories by up-and-coming designers, all sold through e-commerce. The growth was significant enough that Dims is now ready to raise money and bring on new hires.



Composed Vanity II, designed for Dims by Ladies & Gentlemen
StudioCourtesy of Dims

To power its next steps, the company has joined investment crowdfunding portal Republic with a maximum fundraising goal of $1.07 million. Unlike other sites, such as the rewards-based Kickstarter or donation-based GoFundMe, Republic's form of equity crowdfunding offers nonaccredited investors a percentage of ownership and the right to future revenue. With traditional crowdfunding, customers are essentially preordering a company's product. Republic allows them to buy a piece of the company.

According to Dims founder and CEO **Eugene Kim**, it's a decision driven by Republic's shared desire for democratization. For his company, that means sharing profits with designers and taking risks on historically underrepresented talent without access to supply chain and distribution. "We're tapping into a world that is largely off-limits or invisible to the American public, and bringing it to them in a tech-savvy and 21st-century way," says Kim.

Dims will be the first brand in the home industry to join Republic, which has previously hosted campaigns for startups and small businesses related to tech, video games and health care, among other categories. Even so, the model isn't totally foreign to Kim. Prior to founding the company, he worked as a finance lawyer and then transitioned into a career working for investment crowdfunding company NextSeed (whose tech platform was later acquired by Republic), which provided avenues for smaller investors to participate in the startup economy.

***Save the date!*** On Wednesday, June 30, at 1:00 p.m. EST, instructor Sean Low will present *Client Management*. You'll learn the best practices and techniques for managing clients, and how and why to set boundaries from the very beginning of the project. Click here to register—all classes are free for BOH Insiders.

A limited number of tickets are now available for the Future of Home conference, which is scheduled for September 13–14, 2021, at the Metropolitan Pavilion in New York. Click here to learn more.

Kim left NextSeed in 2016, six months after the Obama administration signed into law Title III of the JOBS Act, otherwise known as the Regulation Crowdfunding provision. For the first time, regular people (not just the uber-wealthy) could make investments online in startups and small businesses, and the investor pool opened up to millions of new potential participants overnight.

Republic entered the scene around the same time—it was founded in June 2016 with four campaigns and 25,000 registered members. Today, the investing platform has 75 live campaigns and more than 1 million members. And as the laws related to crowdfunding continue to open access, the platform has been able to draw in bigger campaigns. As recently as March 15, the maximum amount possible to fundraise through investment crowdfunding was raised from $1.07 million to $5 million—the very same day, one of the campaigns hosted on Republic hit the new ceiling.



The Dusen Dusen × Cleo Chair, by Stine Aas for DimsCourtesy of Dims

According to CEO **Chuck Pettid**, the expansion of access also applies to Republic's membership—with minimum investments starting at $10 in some cases—and to the founders of businesses with campaigns on the platform, with 45 to 55 percent of funds raised going to underrepresented founders at a level the company expects to sustain moving forward.

"For the investors, it's not just for the investment," says Pettid. "It's also a place for discovery, where they can get involved in something they want to see tomorrow—they're investing in the future they want to see."

As for Dims's future, the company has a series of goals it hopes to achieve by 2025, including dedicating 15 percent of total purchasing power to supporting Black-owned businesses and reaching Certified B Corporation status to leave a more positive social and environmental impact. By joining Republic, Kim hopes to attract investors whose values align with his company's.

"We're not interested in maximizing everything and growing unsustainably for the sake of a very quick exit—we're in this to build a company that's around for a long time and returns money to its investors," says Kim.

The company also views the platform as a chance to expand its customer base. According to Pettid, the investment crowdfunding process tends to create a "*Shark Tank* effect"—after small businesses appear on the popular investment television show, viewers bombard their site and buy up all the product. When it comes to crowdfunding, Pettid says the experience isn't as extreme, but over a few weeks and months of a campaign, businesses start to see a comparable effect.

"Investors can be the best customers, and similarly, we think our customers can be some of our best investors," says Kim. "There's a lot of shared energy and overlap between the two communities. I think that's the power of investive crowdfunding, because if you [only] have one or three large investors backing you, you don't have that same groundswell of community support that we can engender here."

As regulations around investment crowdfunding continue to evolve, it very well might be a formidable option for businesses willing to go the nontraditional route—and a way for everyday investors to place bets they believe in.

Homepage photo: The Alfa Sofa, designed by Takagi Homstvedt for Dims | Courtesy of Dims

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